As filed with the Securities and Exchange Commission on July 23, 2002

Registration No. 333-90380

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

Amendment No. 1 to

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ANTIGENICS INC.

(Exact name of registrant as specified in its charter)

Delaware	**06-1562417**
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification Number)

630 Fifth Avenue, Suite 2100
New York, New York 10111
(212) 332-4774

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Garo H. Armen, Ph.D.
Chief Executive Officer and Chairman
Antigenics Inc.
630 Fifth Avenue, Suite 2100
New York, New York 10111
(212) 332-4774

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:
Paul M. Kinsella, Esq.
Palmer & Dodge LLP
111 Huntington Avenue
Boston, Massachusetts 02199
(617) 239-0100

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the

Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, $0.01 par value per share(4)	(5)	(5)
Preferred Stock, $0.01 par value per share	(5)	(5)
Debt Securities(6)	(5)	(5)
Total	**$100,000,000**(7)(8)	**$5,520.00**(7)(9)

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(1)   In United States dollars or the equivalent thereof in any other currency, currency unit or units, or composite currency or currencies.

(2)   The proposed maximum offering price per unit of the securities being registered will be determined from time to time by the registrant in connection with the issuance by the registrant of the securities registered hereunder, exclusive of accrued interest or distributions, if any.

(3)   Calculated pursuant to Rule 457(o) under the Securities Act of 1933.

(4)   The aggregate amount of the registrant's common stock registered hereunder that may be sold in an "at the market" offering for the account of the registrant is limited to that which is permissible under Rule 415(a)(4) under the Securities Act of 1933.

(5)   Not required to be included in accordance with General Instruction II.D. of Form S-3.

(6)   If any debt securities are issued at an original issue discount, then the offering price shall be in such greater principal amount as shall result in an aggregate initial offering price not to exceed $100,000,000.

(7)   Pursuant to Rule 457(p) under the Securities Act of 1933, $40,000,000 of securities are being carried forward from Antigenics Inc.'s Registration Statement on Form S-3 (No. 333-74002) filed with the Commission on November 27, 2001 for inclusion in the prospectus filed herewith. The registration fee that is being paid in connection with this Registration Statement is $5,520, which fee represents the total fee for registering the aggregate offering price of the securities registered hereunder less the fee of $10,000 already paid for unsold securities registered under the prior Registration Statement.

(8)   In no event will the aggregate offering price of all securities issued from time to time by the registrant under this Registration Statement exceed $100,000,000.

(9)   Fee previously paid with initial filing of this Registration Statement filed on June 13, 2002.

Pursuant to Rule 429 under the Securities Act of 1933, the prospectus filed as part of this Registration Statement relates to the $60,000,000 aggregate amount of securities registered hereby as well as to the $40,000,000 aggregate amount of securities remaining unsold from Registration Statement No. 333-74002 previously filed by the Registrant.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in the prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where an offer is not permitted.

Subject to Completion, dated July 23, 2002

PROSPECTUS

$100,000,000

ANTIGENICS INC.

Common Stock, Preferred Stock and Debt Securities

We may offer to the public from time to time in one or more series or issuances:

- shares of our common stock;
- shares of our preferred stock; or
- debt securities consisting of debentures, notes or other evidences of indebtedness.

Our common stock trades on the Nasdaq National Market under the symbol "AGEN."

This prospectus provides you with a general description of the securities that we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information" before you make your investment decision.

We will sell the securities to underwriters or dealers, through agents, or directly to investors.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or any accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to sell securities unless it is accompanied by a prospectus supplement.

The date of this prospectus is __, 2002.

TABLE OF CONTENTS

TABLE OF CONTENTS

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ABOUT THIS PROSPECTUS

This prospectus is part of registration statements that we filed with the SEC using a "shelf" registration process. Under the shelf process, we may, from time to time, issue and sell to the public any combination of the securities described in the registration statement candidates in one or more offerings up to an aggregate dollar amount of $100,000,000.

ANTIGENICS INC.

Through our core expertise in cancer, immunology and personalized medicine, we are focused on therapeutic vaccines and treatments for cancer, infectious diseases and autoimmune disorders. Our products are designed to improve on conventional treatments by prolonging survival, reducing side effects and enhancing quality of life. Our lead cancer programs include Oncophage®, a personalized cancer vaccine in Phase III trials and on the U.S. Food and Drug Administration's Fast Track development program for kidney cancer and melanoma; and two liposomal products in Phase II development: Aroplatin™, a third-generation platinum chemotherapeutic, and ATRA-IV, a form of vitamin A. Other products in development include QS-21, an immune adjuvant being tested in several clinical vaccine programs in partnership with leading pharmaceutical companies, and AG-702, a genital herpes immunotherapeutic agent in Phase I testing. We maintain our principal operations in Woburn, Massachusetts and our executive offices in New York, New York. The address for our executive offices is 630 Fifth Avenue, Suite 2100, New York, New York 10111 and our telephone number is (212) 332-4774.

RISK FACTORS

In deciding whether to purchase our securities, in addition to the other information contained in this prospectus, you should consider carefully any risk factors we may include, if appropriate, in the applicable prospectus supplement. You should also consider the "Risk Factors" included in Exhibit 99.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, which is incorporated by reference in this prospectus, as the same may be amended, supplemented or superseded from time to time by our future filings under the Securities Exchange Act of 1934.

FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents we have incorporated by reference may contain forward-looking statements. Generally, these statements can be identified by the use of phrases like "believe," "expect," "anticipate," "plan," "may," "will," "could," "estimate," "potential," "opportunity," "future," "project" and similar terms and include statements about our:

- future product research and development activities;

- the expected efficacy of our immunotherapeutics in treating diseases;

- plans for regulatory filings;

- receipt of future regulatory approvals;

- our expected cash needs;

- plans for sales and marketing;

- implementation of our corporate strategy; and

- future financial performance.

These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those in the forward-looking statements. Factors that could cause or contribute to these differences include: that we are unable to enroll sufficient numbers of patients in our clinical trials; that our clinical trials will not demonstrate that our products are both safe and more effective than current standards of care and alternative treatments developed by other companies; that we are unable to obtain the regulatory approvals necessary to conduct additional clinical trials or to market our products; that we fail to adequately protect our intellectual property or are determined to infringe upon the intellectual property of others; that Medicare and other third-party payers do not provide adequate reimbursement for products we market; the factors discussed in Exhibit 99.1 of our most recent Annual Report on Form 10-K; and the risks identified in subsequent filings with the Securities and Exchange Commission. We caution investors not to place undue reliance on our forward-looking statements. These statements speak only as of the date of the document in which they appear, and we undertake no obligation to update or revise the statements.

USE OF PROCEEDS

Except as otherwise provided in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by this prospectus for general corporate purposes, which may include working capital, capital expenditures, research and development expenditures, clinical trial expenditures, acquisitions of new technologies, and investments. Additional information on the use of net proceeds from the sale of securities offered by this prospectus may be set forth in the prospectus supplement relating to the specific offering.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratio of earnings to fixed charges for the periods shown below. Each time we offer debt securities, we will provide an updated table setting forth our ratio of earnings to fixed charges on a historical basis in the applicable prospectus supplement, if required. Each time we offer shares of preferred stock, we will provide a table setting forth our ratio of combined fixed charges and preferred stock dividends to earnings, if required.

			For the Year Ended December 31,			For the Three Months Ended March 31,
	1997	1998	1999	2000	2001	2002
Fixed charges						
Interest expense on indebtedness	$ —	$ —	$ 291	$ 425	$ 690	$ 162
Estimated interest expense within rental expense	92	303	282	361	775	241
Total fixed charges	92	303	573	786	1,465	403
Loss before income taxes	(3,833)	(8,904)	(18,124)	(46,729)	(73,541)	(11,889)
Fixed charges per above	92	303	573	786	1,465	403
	(3,741)	(8,601)	(17,551)	(46,943)	(72,076)	(11,486)
Coverage deficiency	$(3,833)	$(8,904)	$(18,124)	$(46,729)	$(73,541)	$(11,889)

DESCRIPTION OF COMMON STOCK

The following summary of the terms of our common stock does not purport to be complete and is subject to and qualified in its entirety by reference to our charter and by-laws, copies of which are on file with the SEC as exhibits to previous SEC filings. Please refer to "Where You Can Find More Information" below for directions on obtaining these documents.

We have authority to issue 100,000,000 shares of common stock. As of June 6, 2002, we had 33,066,758 shares of common stock outstanding.

General

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available for payment of dividends, as the board may from time to time determine. Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Our certificate of incorporation does not provide for cumulative voting for the election of directors, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Each outstanding share of common stock is fully paid and nonassessable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company. Its telephone number is (800) 937-5449.

DESCRIPTION OF PREFERRED STOCK

We currently have authorized 25,000,000 shares of undesignated preferred stock, none of which were issued and outstanding as of the date of this prospectus. We currently do not have any equity securities that would be senior to, or on par with, our authorized preferred stock.

General

Under Delaware law and our charter, our board of directors is authorized, without stockholder approval, to issue shares of preferred stock from time to time in one or more series. Subject to limitations prescribed by Delaware law and our charter and by-laws, the board of directors can determine the number of shares constituting each series of preferred stock and the designation, preferences, voting powers, qualifications, and special or relative rights or privileges of that series. These may include such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and other subjects or matters as may be fixed by resolution of the board or an authorized committee of the board.

Our board of directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which holders of some, or a majority, of our common stock might believe to be in their best interests or in which holders of some, or a majority, of our common stock might receive a premium for their shares over the then market price of those shares.

If we offer a specific series of preferred stock under this prospectus, we will describe the terms of the preferred stock in the prospectus supplement for such offering and will file a copy of the certificate establishing the terms of the preferred stock with the SEC. This description will include:

- the title and stated value;

- the number of shares offered, the liquidation preference per share and the purchase price;

- the dividend rate(s), period(s) and/or payment date(s), or method(s) of calculation for such dividends;

- whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate;

- the procedures for any auction and remarketing, if any;

- the provisions for a sinking fund, if any;

- the provisions for redemption, if applicable;

- any listing of the preferred stock on any securities exchange or market;

- whether the preferred stock will be convertible into Antigenics common stock or any series thereof, and, if applicable, the conversion price (or how it will be calculated) and conversion period;

- whether the preferred stock will be exchangeable into debt securities, and, if applicable, the exchange price (or how it will be calculated) and exchange period;

- voting rights, if any, of the preferred stock, to the extent required;

- a discussion of any material and/or special U.S. federal income tax considerations applicable to the preferred stock;

- the relative ranking and preferences of the preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of Antigenics;

- any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of Antigenics; and

- any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

The preferred stock offered by this prospectus will, when issued, be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

Rank

Unless we specify otherwise in the applicable prospectus supplement, the preferred stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of Antigenics, rank as follows:

- senior to all classes or series of our common stock, and to all equity securities issued by us the terms of which specifically provide that they rank junior to the preferred stock with respect to those rights;

- on a parity with all equity securities issued by us that do not rank senior or junior to the preferred stock with respect to those rights; and

- junior to all equity securities issued by us the terms of which do not specifically provide that they rank on a parity with or junior to the preferred stock with respect to these rights (including any entity with which we may be merged or consolidated or to which all or substantially all our assets may be transferred or which transfers all or substantially all of the assets of Antigenics).

As used for these purposes, the term "equity securities" does not include convertible debt securities.

Transfer Agent and Registrar

The transfer agent and registrar for any series or class of preferred stock will be set forth in the applicable prospectus supplement.

DESCRIPTION OF DEBT SECURITIES

We will issue the debt securities offered by this prospectus and any accompanying prospectus supplement under an indenture to be entered into between Antigenics and the trustee identified in the applicable prospectus supplement. The terms of the debt securities will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as in effect on the date of the indenture. We have filed a copy of the form of indenture as an exhibit to the registration statement in which this prospectus is included. The indenture will be subject to and governed by the terms of the Trust Indenture Act of 1939.

We may offer under this prospectus up to an aggregate principal amount of $100,000,000 in debt securities; or if debt securities are issued at a discount, or in a foreign currency, foreign currency units or composite currency, the principal amount as may be sold for an initial public offering price of up to $100,000,000. Unless otherwise specified in the applicable prospectus supplement, the debt securities will represent direct, unsecured obligations of Antigenics and will rank equally with all of our other unsecured indebtedness.

The following statements relating to the debt securities and the indenture are summaries and do not purport to be complete, and are subject in their entirety to the detailed provisions of the indenture.

General

We may issue the debt securities in one or more series with the same or various maturities, at par, at a premium, or at a discount. We will describe the particular terms of each series of debt securities in a prospectus supplement relating to that series, which we will file with the SEC. To review the terms of a series of debt securities, you must refer to both the prospectus supplement for the particular series and to the description of debt securities in this prospectus.

The prospectus supplement will set forth the following terms of the debt securities in respect of which this prospectus is delivered:

- the title of the series;

- the aggregate principal amount;

- the issue price or prices, expressed as a percentage of the aggregate principal amount of the debt securities;

- any limit on the aggregate principal amount;

- the date or dates on which principal is payable;

- the interest rate or rates (which may be fixed or variable) or, if applicable, the method used to determine such rate or rates;

- the date or dates from which interest, if any, will be payable and any regular record date for the interest payable;

- the place or places where principal and, if applicable, premium and interest, is payable;

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- the terms and conditions upon which we may, or the holders may require us to, redeem or repurchase the debt securities;

- the denominations in which such debt securities may be issuable, if other than denominations of $1,000 or any integral multiple of that number;

- whether the debt securities are to be issuable in the form of certificated debt securities (as described below) or global debt securities (as described below);

- the portion of principal amount that will be payable upon declaration of acceleration of the maturity date if other than the principal amount of the debt securities;

- the currency of denomination;

- the designation of the currency, currencies or currency units in which payment of principal and, if applicable, premium and interest, will be made;

- if payments of principal and, if applicable, premium or interest, on the debt securities are to be made in one or more currencies or currency units other than the currency of denomination, the manner in which the exchange rate with respect to such payments will be determined;

- if amounts of principal and, if applicable, premium and interest may be determined by reference to an index based on a currency or currencies or by reference to a commodity, commodity index, stock exchange index or financial index, then the manner in which such amounts will be determined;

- the provisions, if any, relating to any collateral provided for such debt securities;

- any addition to or change in the covenants and/or the acceleration provisions described in this prospectus or in the indenture;

- any events of default, if not otherwise described below under "- Events of Default";

- the terms and conditions, if any, for conversion into or exchange for shares of common stock or preferred stock;

- any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents;

- the terms and conditions, if any, upon which the debt securities shall be subordinated in right of payment to other indebtedness of Antigenics; and

- any other terms, which may modify or delete any provision of the indenture insofar as it applies to the series.

We may issue discount debt securities that provide for an amount less than the stated principal amount to be due and payable upon acceleration of the maturity of such debt securities in accordance to the terms of the indenture. We may also issue debt securities in bearer form, with or without coupons. If we issue discount debt securities or debt securities in bearer form, we will describe material U.S. federal income tax considerations and other special considerations which apply to these debt securities in the applicable prospectus supplement.

We may issue debt securities denominated in or payable in a foreign currency or currencies or a foreign currency unit or units. If we do, we will describe the restrictions, elections, general tax considerations, specific terms and other information relating to the debt securities and the foreign currency or currencies or foreign currency unit or units in the applicable prospectus supplement.

Exchange and/or Conversion Rights

We may issue debt securities which can be exchanged for or converted into shares of common stock or preferred stock. If we do, we will describe the term of exchange or conversion in the prospectus supplement relating to these debt securities.

Transfer and Exchange

We may issue debt securities that will be represented by either:

- "book-entry securities," which means that there will be one or more global securities registered in the name of a depositary or a nominee of a depositary; or

- "certificated securities," which means that they will be represented by a certificate issued in definitive registered form.

We will specify in the prospectus supplement applicable to a particular offering whether the debt securities offered will be book-entry or certificated securities.

Certificated Debt Securities

If you hold certificated debt securities, you may transfer or exchange such debt securities at the trustee's office or at the paying agent's office or agency in accordance with the terms of the indenture. You will not be charged a service charge for any transfer or exchange of certificated debt securities, but may be required to pay an amount sufficient to cover any tax or other governmental charge payable in connection with such transfer or exchange.

You may effect the transfer of certificated debt securities and of the right to receive the principal of, premium, and/or interest, if any, on the certificated debt securities only by surrendering the certificate representing the certificated debt securities and having us or the trustee issue a new certificate to the new holder.

Global Securities

If we decide to issue debt securities in the form of one or more global securities, then we will register the global securities in the name of the depositary for the global securities or the nominee of the depositary and the global securities will be delivered by the trustee to the depositary for credit to the accounts of the holders of beneficial interests in the debt securities.

The prospectus supplement or term sheet will describe the specific terms of the depositary arrangement for debt securities of a series that are issued in global form. None of our company, the trustee, any payment agent or the security registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global debt security or for maintaining, supervising or reviewing any records relating to these beneficial ownership interests.

No Protection in the Event of Change of Control

The indenture does not have any covenants or other provisions providing for a put or increased interest or otherwise that would afford holders of debt securities additional protection in the event of a recapitalization transaction, a change of control of Antigenics or a highly leveraged transaction. If we offer any covenants or provisions of this type with respect to any debt securities in the future, we will describe them in the applicable prospectus supplement.

Covenants

Unless otherwise indicated in this prospectus or a prospectus supplement, the debt securities will not have the benefit of any covenants that limit or restrict our business or operations, the pledging of our assets or the incurrence by us of indebtedness. We will describe in the applicable prospectus supplement any material covenants in respect of a series of debt securities.

With respect to any series of senior subordinated debt securities, we will agree not to issue debt which is, expressly by its terms, subordinated in right of payment to any other debt of Antigenics and which is not ranked on a parity with, or subordinate and junior in right of payment to, the senior subordinated debt securities.

Consolidation, Merger and Sale of Assets

We have agreed in the indenture that we will not consolidate with or merge into any other person or convey, transfer, sell or lease our properties and assets substantially as an entirety to any person, unless:

- the person formed by the consolidation or into or with which we are merged or the person to which our properties and assets are conveyed, transferred, sold or leased, is a corporation organized and existing under the laws of the U.S., any state or the District of Columbia or a corporation or comparable legal entity organized under the laws of a foreign jurisdiction and, if we are not the surviving person, the surviving person has expressly assumed all of our obligations, including the payment of the principal of and, premium, if any, and interest on the debt securities and the performance of the other covenants under the indenture; and

- immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, has occurred and is continuing under the indenture.

Events of Default

Unless otherwise specified in the applicable prospectus supplement, the following events will be events of default under the indenture with respect to debt securities of any series:

- we fail to pay any principal or premium, if any, when it becomes due;

- we fail to pay any interest within 30 days after it becomes due;

- we fail to observe or perform any other covenant in the debt securities or the indenture for 60 days after written notice specifying the failure from the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of that series; and

- certain events occur involving bankruptcy, insolvency or reorganization of Antigenics or any of our significant subsidiaries.

The trustee may withhold notice to the holders of the debt securities of any series of any default, except in payment of principal of or premium, if any, or interest on the debt securities of a series, if the trustee considers it to be in the best interest of the holders of the debt securities of that series to do so.

If an event of default (other than an event of default resulting from certain events of bankruptcy, insolvency or reorganization) occurs, and is continuing, then the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of any series may accelerate the maturity of the debt securities. If this happens, the entire principal amount, plus the premium, if any, of all the outstanding debt securities of the affected series plus accrued interest to the date of acceleration will be immediately due and payable. At any time after the acceleration, but before a judgment or decree based on such acceleration is obtained by the trustee, the holders of a majority in aggregate principal amount of outstanding debt securities of such series may rescind and annul such acceleration if:

- all events of default (other than nonpayment of accelerated principal, premium or interest) have been cured or waived;

- all lawful interest on overdue interest and overdue principal has been paid; and

- the rescission would not conflict with any judgment or decree.

In addition, if the acceleration occurs at any time when Antigenics has outstanding indebtedness which is senior to the debt securities, the payment of the principal amount of outstanding debt securities may be subordinated in right of payment to the prior payment of any amounts due under the senior indebtedness, in which case the holders of debt securities will be entitled to payment under the terms prescribed in the instruments evidencing the senior indebtedness and the indenture.

If an event of default resulting from certain events of bankruptcy, insolvency or reorganization occurs, the principal, premium and interest amount with respect to all of the debt securities of any series will be due and payable immediately without any declaration or other act on the part of the trustee or the holders of the debt securities of that series.

The holders of a majority in principal amount of the outstanding debt securities of a series will have the right to waive any existing default or compliance with any provision of the indenture or the debt securities of that series and to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, subject to certain limitations specified in the indenture.

No holder of any debt security of a series will have any right to institute any proceeding with respect to the indenture or for any remedy under the indenture, unless:

- the holder gives to the trustee written notice of a continuing event of default;

- the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the affected series make a written request and offer reasonable indemnity to the trustee to institute a proceeding as trustee;

- the trustee fails to institute a proceeding within 60 days after such request; and

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- the holders of a majority in aggregate principal amount of the outstanding debt securities of the affected series do not give the trustee a direction inconsistent with such request during such 60-day period.

These limitations do not, however, apply to a suit instituted for payment on debt securities of any series on or after the due dates expressed in the debt securities.

Modification and Waiver

From time to time, we and the trustee may, without the consent of holders of the debt securities of one or more series, amend the indenture or the debt securities of one or more series, or supplement the indenture, for certain specified purposes, including:

- to provide that the surviving entity following a change of control of Antigenics permitted under the indenture will assume all of our obligations under the indenture and debt securities;

- to provide for certificated debt securities in addition to uncertificated debt securities;

- to comply with any requirements of the SEC under the Trust Indenture Act of 1939;

- to cure any ambiguity, defect or inconsistency, or make any other change that does not materially and adversely affect the rights of any holder; and

- to appoint a successor trustee under the indenture with respect to one or more series.

From time to time we and the trustee may, with the consent of holders of at least a majority in principal amount of the outstanding debt securities, amend or supplement the indenture or the debt securities, or waive compliance in a particular instance by us with any provision of the indenture or the debt securities. We may not, however, without the consent of each holder affected by such action, modify or supplement the indenture or the debt securities or waive compliance with any provision of the indenture or the debt securities in order to:

- reduce the amount of debt securities whose holders must consent to an amendment, supplement, or waiver to the indenture or such debt security;

- reduce the rate of or change the time for payment of interest;

- reduce the principal of or change the stated maturity of the debt securities;

- make any debt security payable in money other than that stated in the debt security;

- change the amount or time of any payment required or reduce the premium payable upon any redemption, or change the time before which no such redemption may be made;

- waive a default in the payment of the principal of, premium, if any, or interest on the debt securities or a redemption payment; or

- take any other action otherwise prohibited by the indenture to be taken without the consent of each holder affected by the action.

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Defeasance of Debt Securities and Certain Covenants in Certain Circumstances

The indenture permits us, at any time, to elect to discharge our obligations with respect to one or more series of debt securities by following certain procedures described in the indenture. These procedures will allow us either:

- to defease and be discharged from any and all of our obligations with respect to any debt securities except for the following obligations (which discharge is referred to as "legal defeasance"):

  (1)   to register the transfer or exchange of such debt securities;

  (2)   to replace temporary or mutilated, destroyed, lost or stolen debt securities;

  (3)   to compensate and indemnify the trustee; or

  (4)   to maintain an office or agency in respect of the debt securities and to hold monies for payment in trust; or

- to be released from our obligations with respect to the debt securities under certain covenants contained in the indenture, as well as any additional covenants which may be contained in the applicable supplemental indenture (which release is referred to as "covenant defeasance").

In order to exercise either defeasance option, we must deposit with the trustee or other qualifying trustee, in trust for that purpose:

- money;

- U.S. Government Obligations (as described below) or Foreign Government Obligations (as described below) which through the scheduled payment of principal and interest in accordance with their terms will provide money; or

- a combination of money and/or U.S. Government Obligations and/or Foreign Government Obligations sufficient in the written opinion of a nationally-recognized firm of independent accountants to provide money;

which in each case specified above, provides a sufficient amount to pay the principal of, premium, if any, and interest, if any, on the debt securities of a series, on the scheduled due dates or on a selected date of redemption in accordance with the terms of the indenture.

In addition, defeasance may be effected only if, among other things:

- in the case of either legal or covenant defeasance, we deliver to the trustee an opinion of counsel, as specified in the indenture, stating that as a result of the defeasance neither the trust nor the trustee will be required to register as an investment company under the Investment Company Act of 1940;

- in the case of legal defeasance, we deliver to the trustee an opinion of counsel stating that we have received from, or there has been published by, the Internal Revenue Service a ruling to the effect that, or there has been a change in any applicable federal income tax law with the effect that (and the opinion shall confirm that), the holders of outstanding debt securities will not recognize income, gain or loss for U.S. federal income tax purposes solely as a result of such legal defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner, including as a result of prepayment, and at the same times as would have been the case if legal defeasance had not occurred;

- in the case of covenant defeasance, we deliver to the trustee an opinion of counsel to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if covenant defeasance had not occurred; and

- certain other conditions described in the indenture are satisfied.

If we fail to comply with our remaining obligations under the indenture and applicable supplemental indenture after a covenant defeasance of the indenture and applicable supplemental indenture, and the debt securities are declared due and payable because of the occurrence of any undefeased event of default, the amount of money and/or U.S. Government Obligations and/or Foreign Government Obligations on deposit with the trustee could be insufficient to pay amounts due under the debt securities of the affected series at the time of acceleration. We will, however, remain liable in respect of these payments.

The term "U.S. Government Obligations" as used in the above discussion means securities which are direct obligations of or non-callable obligations guaranteed by the United States of America for the payment of which obligation or guarantee the full faith and credit of the United States of America is pledged.

The term "Foreign Government Obligations" as used in the above discussion means, with respect to debt securities of any series that are denominated in a currency other than U.S. dollars (1) direct obligations of the government that issued or caused to be issued such currency for the payment of which obligations its full faith and credit is pledged or (2) obligations of a person controlled or supervised by or acting as an agent or instrumentality of such government the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by that government, which in either case under clauses (1) or (2), are not callable or redeemable at the option of the issuer.

Regarding the Trustee

We will identify the trustee with respect to any series of debt securities in the prospectus supplement relating to the applicable debt securities. You should note that if the trustee becomes a creditor of Antigenics, the indenture and the Trust Indenture Act of 1939 limit the rights of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim, as security or otherwise. The trustee and its affiliates may engage in, and will be permitted to continue to engage in, other transactions with us and our affiliates. If, however, the trustee, acquires any "conflicting interest" within the meaning of the Trust Indenture Act of 1939, it must eliminate such conflict or resign.

The holders of a majority in principal amount of the then outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee. If an event of default occurs and is continuing, the trustee, in the exercise of its rights and powers, must use the degree of care and skill of a prudent person in the conduct of his or her own affairs. Subject to that provision, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of the debt securities, unless they have offered to the trustee reasonable indemnity or security.

ANTI-TAKEOVER EFFECTS OF DELAWARE LAW AND OF OUR CHARTER AND BY-LAWS

The following paragraphs summarize certain provisions of the Delaware General Corporation Law and our charter and by-laws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the Delaware General Corporation Law and our charter and by-laws, copies of which are on file with the SEC as exhibits to registration statements that we previously filed. Please refer to "Where You Can Find More Information" below for directions on obtaining these documents.

Delaware Law

Section 203 of the Delaware General Corporation Law is applicable to corporate takeovers of Delaware corporations. Subject to exceptions enumerated in Section 203, Section 203 provides that a corporation shall not engage in any business combination with any "interested stockholder" for a three-year period following the date that the stockholder becomes an interested stockholder unless:

- prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

- upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, though some shares may be excluded from the calculation; and

- on or subsequent to that date, the business combination is approved by the board of directors of the corporation and by the affirmative votes of holders of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Except as specified in Section 203, an interested stockholder is generally defined to include any person who, together with any affiliates or associates of that person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, any time within three years immediately prior to the relevant date. Under some circumstances, Section 203 makes it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period, although the stockholders may elect not to be governed by this section, by adopting an amendment to our certificate of incorporation or by-laws, effective 12 months after adoption. Our certificate of incorporation and by-laws do not exclude the company from the restrictions imposed under Section 203. We expect that the provisions of Section 203 may encourage companies interested in acquiring it to negotiate in advance with our board of directors. These provisions may have the effect of deterring hostile takeovers or delaying changes in control of Antigenics, which could depress the market price of our stock and which could deprive stockholders of opportunities to realize a premium on shares of our stock held by them.

Charter and By-Law Provisions

Our certificate of incorporation and by-laws contain provisions that could discourage potential takeover attempts and make more difficult attempts by stockholders to change management. The certificate of incorporation provides that stockholders may not take action by written consent but may only act at a stockholders' meeting, and that only our president or a majority of our board of directors may call special meetings of the stockholders. Our by-laws also require that stockholders provide advance notice of business to be brought by a stockholder before the annual meeting. Our certificate of incorporation includes provisions classifying the board of directors into three classes with staggered three-year terms. In addition, our directors may only be removed from office for cause. Under our certificate of incorporation and by-laws, the board of directors may enlarge the size of the board and fill any vacancies on the board. The by-laws provide that stockholders may not make nominations for directors at any annual or special meeting unless the stockholder intending to make a nomination notifies Antigenics of the stockholder's intention a specified period in advance and furnishes certain information.

PLAN OF DISTRIBUTION

We may sell the securities being offered by us in this prospectus:

- directly to purchasers;

- through agents;

- through dealers;

- through underwriters; or

- through a combination of any of these methods of sale.

We and our agents and underwriters may sell the securities being offered by us in this prospectus from time to time in one or more transactions:

- at a fixed price or prices, which may be changed;

- at market prices prevailing at the time of sale;

- at prices related to such prevailing market prices; or

- at negotiated prices.

We may determine the price or other terms of the securities offered under this prospectus by use of an electronic auction. We will describe how any auction will determine the price or any other terms, how potential investors may participate in the auction and the nature of the underwriters' obligations in the applicable prospectus supplement.

We may solicit directly offers to purchase securities. We may also designate agents from time to time to solicit offers to purchase securities. Any agent that we designate, who may be deemed to be an "underwriter" as that term is defined in the Securities Act of 1933, may then resell such securities to the public at varying prices to be determined by such agent at the time of resale. We may engage in at the market offerings only of our common stock. An "at the market" offering is an offering of our common stock at other than a fixed price to or through a market maker. Under Rule 415(a)(4) of the Securities Act, the total value of at the market offerings made under this prospectus may not exceed 10% of the aggregate market value of our common stock held by non-affiliates. As of July 17, 2002, we may sell up to approximately 2,020,000 shares of our common stock in an at the market offering. Any underwriter that we engage for an at the market offering would be named in a post-effective amendment to the registration statement containing this prospectus. Additional details of our arrangement with the underwriter, including commissions or fees paid by us and whether the underwriter is acting as principal or agent, would be described in the related prospectus supplement.

If we use underwriters to sell securities, we will enter into an underwriting agreement with the underwriters at the time of the sale to them. The names of the underwriters will be set forth in the prospectus supplement which will be used by them together with this prospectus to make resales of the securities to the public. In connection with the sale of the securities offered, the underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions. Underwriters may also receive commissions from purchasers of the securities.

Underwriters may also use dealers to sell securities. If this happens, the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

Any underwriting compensation paid by us to underwriters in connection with the offering of the securities offered in this prospectus, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement.

Underwriters, dealers, agents and other persons may be entitled, under agreements that may be entered into with us, to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which they may be required to make in respect of such liabilities. Underwriters and agents may engage in transactions with, or perform services for, us in the ordinary course of business. If so indicated in the applicable prospectus supplement, we will authorize underwriters, dealers, or other persons to solicit offers by certain institutions to purchase the securities offered by us under this prospectus pursuant to contracts providing for payment and delivery on a future date or dates. The obligations of any purchaser under these contracts will be subject only to those conditions described in the applicable prospectus supplement, and the prospectus supplement will set forth the price to be paid for securities pursuant to those contracts and the commissions payable for solicitation of the contracts.

Any underwriter may engage in over-allotment, stabilizing and syndicate short covering transactions and penalty bids in accordance with Regulation M of the Securities Exchange Act of 1934. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate short covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim selling concessions from dealers when the securities originally sold by such dealers are purchased in covering transactions to cover syndicate short positions. These transactions may cause the price of the securities sold in an offering to be higher than it would otherwise be. These transactions, if commenced, may be discontinued by the underwriters at any time.

Each series of securities offered under this prospectus will be a new issue with no established trading market, other than our common stock, which is listed on the Nasdaq National Market. Any shares of our common stock sold pursuant to a prospectus supplement will be listed on the Nasdaq National Market or on the exchange on which the stock offered is then listed, subject (if applicable) to official notice of issuance. Any underwriters to whom we sell securities for public offering and sale may make a market in the securities that they purchase, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We may elect to list any of the securities we may offer from time to time for trading on an exchange or on the Nasdaq National Market, but we are not obligated to do so.

The anticipated date of delivery of the securities offered hereby will be set forth in the applicable prospectus supplement relating to each offering.

LEGAL MATTERS

Our counsel, Palmer & Dodge LLP, Boston, Massachusetts, will pass on the validity of the securities offered by this prospectus and any accompanying prospectus supplement. Paul M. Kinsella, a partner at Palmer & Dodge LLP, is our Secretary.

EXPERTS

The consolidated financial statements of Antigenics Inc. and subsidiaries as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2001 consolidated financial statements refers to a change in accounting for purchase method business combinations completed after June 30, 2001.

The consolidated financial statements of Aronex Pharmaceuticals, Inc. as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, incorporated in the prospectus by reference to the Current Report on Form 8-K of Antigenics Inc., dated July 12, 2001, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and is incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. Reference is made to said report, which includes an explanatory paragraph with respect to the uncertainty regarding Aronex Pharmaceuticals' ability to continue as a going concern as discussed in Note 1 to the financial statements, and which includes an explanatory paragraph with respect to the change in method of accounting for revenue recognition as discussed in Note 2 to the financial statements. We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to our naming it in this prospectus as having certified the consolidated financial statements of Aronex Pharmaceuticals for the three years ended December 31, 2000, as required by Section 7 of the Securities Act. Accordingly, this limits your ability to recover damages from Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to "incorporate by reference" information from other documents that we file with them, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all the securities covered by this prospectus:

- our Annual Report on Form 10-K for the fiscal year ended December 31, 2001 filed with the SEC on March 28, 2002;

- our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 filed with the SEC on May 10, 2002;

- our Current Reports on Form 8-K filed with the SEC on July 27, 2001, January 2, 2002, January 11, 2002, June 10, 2002 and June 12, 2002;

- our Proxy Statement on Schedule 14A filed with the SEC on April 22, 2002; and

- the description of our common stock contained in our Registration Statement on Form 8-A, filed on January 24, 2000, including any amendment or reports filed for the purpose of updating such description.

We will provide to you, without charge, upon your written or oral request, a copy of any or all of the documents that we incorporate by reference, including exhibits. Please direct requests to: Investor Relations at Antigenics Inc., 630 Fifth Avenue, New York, New York 10111, where the phone number is (212) 332-4774.

WHERE YOU CAN FIND MORE INFORMATION

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover.

We file annual, quarterly, and special reports and proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC's Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available on the SEC's web site at http://www.sec.gov. Copies of certain information filed by us with the Commission are also available on our web site at http://www.antigenics.com. Our web site is not part of this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The expenses in connection with the securities being registered are as follows:

	Amount To Be Paid
Registration fee	$ 5,520
Printing and Engraving Expenses	100,000
Legal fees and expenses	140,000
Accounting fees and expenses	100,000
Miscellaneous	4,480
Total	$350,000

All of the above figures, except the SEC registration fee, are estimated, and we will pay all of the above expenses.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is or was serving at the corporation's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of expenses, including attorneys' fees but excluding judgments, fines and amounts paid in settlement, actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit. And with the further limitation that in these actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to the corporation, unless a court believes that in light of all the circumstances indemnification should apply.

Article V of Antigenics' By-laws provides that Antigenics shall, to the extent legally permitted, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was, or has agreed to become, a director or officer of Antigenics, or is or was serving, or has agreed to serve, at the request of Antigenics, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprises. The indemnification provided for in Article V is expressly not exclusive of any other rights to which those seeking indemnification may be entitled under any law, agreement or vote of stockholders or disinterested directors or otherwise, and shall inure to the benefit of the heirs, executors and administrators of such persons.

Section 145(g) of the Delaware General Corporation Law and Article V of By-laws of Antigenics provide that the company shall have the power to purchase and maintain insurance on behalf of its officers, directors, employees and agents, against any liability asserted against and incurred by such persons in any such capacity.

Antigenics has entered into indemnification agreements with each of its directors and executive officers and has obtained insurance covering its directors and officers against losses and insuring Antigenics against certain of its obligations to indemnify its directors and officers.

Section 102(b)(7) of the Delaware General Corporation Law provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provisions shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

Pursuant to the Delaware General Corporation Law, Section 6 of Article FIFTH of the Certificate of Incorporation of Antigenics eliminates a director's personal liability for monetary damages to Antigenics and its stockholders for breach of fiduciary duty as a director, except in circumstances involving a breach of the director's duty of loyalty to Antigenics or its stockholders, acts or omissions not in good faith, intentional misconduct, knowing violations of the law, self-dealing or the unlawful payment of dividends or repurchase of stock.

ITEM 16. EXHIBITS

Exhibit Number	Description of Document
1.1	Form of Underwriting Agreement. *
3.1	Amended and Restated Certificate of Incorporation of Antigenics Inc. Filed as Exhibit 3.1 to our Report on Form 8-K dated June 10, 2002 (File No. 000-29089) and incorporated herein by reference.
3.2	Amended and Restated By-laws of Antigenics Inc. Filed as Exhibit 3.2 to our Report on Form 8-K dated June 10, 2002 (File No. 000-29089) and incorporated herein by reference.
4.1	Form of Common Stock Certificate. Filed as Exhibit 4.1 to our Registration Statement on Form S-1 (File No. 333-91747) and incorporated herein by reference.
4.2	Form of Warrant to purchase Common Stock, together with a list of holders. Filed as Exhibit 4.2 to our Registration Statement on Form S-1 (File No. 333-91747) and incorporated herein by reference.
4.3	Form of Subscription Agreement, as amended, together with a list of parties thereto. Filed as Exhibit 4.3 to our Registration Statement on Form S-1 (File No. 333-91747) and incorporated herein by reference.
4.4	Form of Debenture. Filed as Exhibit 4.1 to the Report on Form 8-K of Aquila Biopharmaceuticals, Inc. (File No. 0-12081) and incorporated herein by reference.
4.5	Form of Common Stock Purchase Warrant. Filed as Exhibit 4.3 to the Report on Form 8-K (File No. 0-20111) of Aronex Pharmaceuticals, Inc. dated April 17, 2000 and incorporated herein by reference.
4.6	Form of Common Stock Purchase Warrant. Filed as Exhibit 4.2 to the Report on Form 8-K (File No. 0-20111) of Aronex Pharmaceuticals, Inc. dated April 17, 2000 and incorporated herein by reference.
4.7	Registration Rights Agreement dated August 2, 1989 by and among Aronex Pharmaceuticals, Inc. and certain of its stockholders. Filed as Exhibit 10.2 to the Registration Statement on Form S-1 (File No. 333-47418) of Aronex Pharmaceuticals, Inc. and incorporated herein by reference.
4.8	First Amendment to Registration Rights Agreement dated April 18, 1990, by and among Aronex Pharmaceuticals, Inc. and certain of its stockholders. Filed as Exhibit 10.3 to the Registration Statement on Form S-1 (File No. 333-47418) of Aronex Pharmaceuticals, Inc. and incorporated herein by reference.
4.9	Second Amendment to Registration Rights Agreement dated October 31, 1991, by and among Aronex Pharmaceuticals, Inc. and certain of its stockholders. Filed as Exhibit 10.4 to the Registration Statement on Form S-1 (File No. 333-47418) of Aronex Pharmaceuticals, Inc. and incorporated herein by reference.

Exhibit Number	Description of Document
4.10	Third Amendment to Registration Rights Agreement, dated September 10, 1993, among Aronex Pharmaceuticals, Inc. and certain of its stockholders. Filed as Exhibit 10.24 to the Registration Statement on Form S-1 (File No. 333-71166) of Aronex Pharmaceuticals, Inc. and incorporated herein by reference.
4.11	Fourth Amendment to Registration Rights Agreement dated January 20, 1994, among Aronex Pharmaceuticals and certain of its stockholders. Filed as Exhibit 10.5 to the Annual Report on Form 10-K/A for the year ended December 31, 1999 (File No. 0-20111) of Aronex Pharmaceuticals, Inc. and incorporated herein by reference.
4.12	Form of Warrant to Purchase of Common Stock issued to Paramount Capital Inc. Filed as Exhibit 1.2 to the Registration Statement on Form S-1 (File No. 333-67599) of Aronex Pharmaceuticals, Inc. and incorporated herein by reference.
4.13	Common Stock Purchase Warrant issued to Genzyme Corporation. Filed as Exhibit 10.3 to Report on Form 8-K (File No. 0-20111) of Aronex Pharmaceuticals, Inc. dated June 4, 1999 and incorporated herein by reference.
4.14	Form of Indenture. Filed herewith.
4.15	Certificate of Designation of Preferred Stock. *
4.16	Form of Preferred Stock Certificate. *
5.1	Opinion of Palmer & Dodge LLP. Previously filed.
12.1	Calculation of Ratio of Earnings to Fixed Charges. Previously filed.
23.1	Consent of KPMG LLP. Filed herewith.
23.2	Consent of Palmer & Dodge LLP. Included in the opinion filed as Exhibit 5.1.
24.1	Power of Attorney. Previously filed.
25.1	Statement of Eligibility of Trustee on Form T-1. **

* To be filed by amendment or by Current Report on Form 8-K pursuant to Item 601(b) of Regulation S-K.

** To be filed separately pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939.

ITEM 17. UNDERTAKINGS

(a)   The undersigned hereby undertakes:

    (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

        (i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

        (iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, as of July 23, 2002.

ANTIGENICS INC.

By: /s/ Garo H. Armen
_____

Garo H. Armen, Ph.D.
Chief Executive Officer and Chairman
of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and as of July 23, 2002.

Signature	Title
/s/ Garo H. Armen _____ Garo Armen, Ph.D.	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer and Principal Financial and Accounting Officer)
* _____ Pramod Srivastava, Ph.D.	Director
* _____ Noubar Afeyan, Ph.D.	Director
* _____ Gamil de Chadarevian	Vice Chairman of the Board of Directors
* _____ Tom Dechaene	Director
* _____ Martin Taylor	Director
* _____ Sanford M. Litvack	Director

* By: /s/ Garo H. Armen
      Garo H. Armen, Ph.D.
      Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1	Form of Underwriting Agreement. *
3.1	Amended and Restated Certificate of Incorporation of Antigenics Inc. Filed as Exhibit 3.1 to our Report on Form 8-K dated June 10, 2002 (File No. 000-29089) and incorporated herein by reference.
3.2	Amended and Restated By-laws of Antigenics Inc. Filed as Exhibit 3.2 to our Report on Form 8-K dated June 10, 2002 (File No. 000-29089) and incorporated herein by reference.
4.1	Form of Common Stock Certificate. Filed as Exhibit 4.1 to our Registration Statement on Form S-1 (File No. 333-91747) and incorporated herein by reference.
4.2	Form of Warrant to purchase Common Stock, together with a list of holders. Filed as Exhibit 4.2 to our Registration Statement on Form S-1 (File No. 333-91747) and incorporated herein by reference.
4.3	Form of Subscription Agreement, as amended, together with a list of parties thereto. Filed as Exhibit 4.3 to our Registration Statement on Form S-1 (File No. 333-91747) and incorporated herein by reference.
4.4	Form of Debenture. Filed as Exhibit 4.1 to the Report on Form 8-K of Aquila Biopharmaceuticals, Inc. (File No. 0-12081) and incorporated herein by reference.
4.5	Form of Common Stock Purchase Warrant. Filed as Exhibit 4.3 to the Report on Form 8-K (File No. 0-20111) of Aronex Pharmaceuticals, Inc. dated April 17, 2000 and incorporated herein by reference.
4.6	Form of Common Stock Purchase Warrant. Filed as Exhibit 4.2 to the Report on Form 8-K (File No. 0-20111) of Aronex Pharmaceuticals, Inc. dated April 17, 2000 and incorporated herein by reference.
4.7	Registration Rights Agreement dated August 2, 1989 by and among Aronex Pharmaceuticals, Inc. and certain of its stockholders. Filed as Exhibit 10.2 to the Registration Statement on Form S-1 (File No. 333-47418) of Aronex Pharmaceuticals, Inc. and incorporated herein by reference.
4.8	First Amendment to Registration Rights Agreement dated April 18, 1990, by and among Aronex Pharmaceuticals, Inc. and certain of its stockholders. Filed as Exhibit 10.3 to the Registration Statement on Form S-1 (File No. 333-47418) of Aronex Pharmaceuticals, Inc. and incorporated herein by reference.
4.9	Second Amendment to Registration Rights Agreement dated October 31, 1991, by and among Aronex Pharmaceuticals, Inc. and certain of its stockholders. Filed as Exhibit 10.4 to the Registration Statement on Form S-1 (File No. 333-47418) of Aronex Pharmaceuticals, Inc. and incorporated herein by reference.

Exhibit Number	Description of Document
4.10	Third Amendment to Registration Rights Agreement, dated September 10, 1993, among Aronex Pharmaceuticals, Inc. and certain of its stockholders. Filed as Exhibit 10.24 to the Registration Statement on Form S-1 (File No. 333-71166) of Aronex Pharmaceuticals, Inc. and incorporated herein by reference.
4.11	Fourth Amendment to Registration Rights Agreement dated January 20, 1994, among Aronex Pharmaceuticals and certain of its stockholders. Filed as Exhibit 10.5 to the Annual Report on Form 10-K/A for the year ended December 31, 1999 (File No. 0-20111) of Aronex Pharmaceuticals, Inc. and incorporated herein by reference.
4.12	Form of Warrant to Purchase of Common Stock issued to Paramount Capital Inc. Filed as Exhibit 1.2 to the Registration Statement on Form S-1 (File No. 333-67599) of Aronex Pharmaceuticals, Inc. and incorporated herein by reference.
4.13	Common Stock Purchase Warrant issued to Genzyme Corporation. Filed as Exhibit 10.3 to Report on Form 8-K (File No. 0-20111) of Aronex Pharmaceuticals, Inc. dated June 4, 1999 and incorporated herein by reference.
4.14	Form of Indenture. Filed herewith.
4.15	Certificate of Designation of Preferred Stock. *
4.16	Form of Preferred Stock Certificate. *
5.1	Opinion of Palmer & Dodge LLP. Previously filed.
12.1	Calculation of Ratio of Earnings to Fixed Charges. Previously filed.
23.1	Consent of KPMG LLP. Filed herewith.
23.2	Consent of Palmer & Dodge LLP. Included in the opinion filed as Exhibit 5.1.
24.1	Power of Attorney. Previously filed.
25.1	Statement of Eligibility of Trustee on Form T-1. **

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*   To be filed by amendment or by Current Report on Form 8-K pursuant to Item 601(b) of Regulation S-K.

**   To be filed separately pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939.